SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2010

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F ☒              Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes ☐                          No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

    The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

    Representatives of Fresenius Medical Care AG & Co. KGaA (the “Company”) made investor presentations in London, England on September 1-2, 2010 at the Fresenius Medical Care Capital Markets Day Conference to discuss the business and affairs of the Company. Interested parties can watch a replay of the webcast of conference and view the materials presented at the investor conference at: http://www.fmc-ag.com/2675.htm.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: September 2, 2010

Fresenius Medical Care AG & Co. KGaA, a partnership limited by shares, represented by:

fresenius medical care management ag, its general partner

By:	/s/ Dr. Ben J. Lipps
	Name:	Dr. Ben J. Lipps
	Title:	Chief Executive Officer and
Chairman of the Management Board
of the General Partner

By:	/s/ Michael Brosnan
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and
Member of the Management Board
of the General Partner